Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On January 2, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

2007 IS BUSIEST YEAR IN CBOE HISTORY AND

FOURTH CONSECUTIVE YEAR OF RECORD VOLUME;

Total Volume Of 944.5 Million Contracts Up 40% Over 2006,

New Records Set In Total Equity And Index Options Trading

CHICAGO, January 2, 2008 — The Chicago Board Options Exchange (CBOE) announced today that 2007 was the busiest year in CBOE history, as a total of 944,471,924 contracts traded, and the fourth consecutive year that CBOE experienced record trading volume.  The 944.5 million contracts traded surpassed the 674,735,348 contracts traded in 2006, the previous record, by 40%.  Average daily volume of 3,762,836 contracts during 2007 established a new all-time high, besting 2006’s 2,688,189 contracts per day.

Total volume in equity options during 2007 tallied a new record of 500,964,713 contracts traded, an increase of 28% over the 390,657,577 contracts traded in 2006, which had been the previous record.  2007 average daily volume in equity options trading was 1,995,875 contracts, compared to the 1,556,405 contracts traded per day in 2006.  In index and ETF options total volume, a new record of 443,497,084 contracts traded during 2007, 56% over the 284,056,441 contracts traded in 2006, the former high mark.  2007 average daily volume in index and ETF options was 1,766,921 contracts, versus the average daily volume of 1,131,699 contracts in 2006.

	Dec 2007 Volume (20 days)	% Change vs Dec 2006 (20 days)	% Change vs Nov 2007 (21 days)	2007 Total Volume (251 days)	% Change vs 2006 (251 days)
Industry Total	237,235,559	+40%	-24%	2,862,826,218	+41%
CBOE Total	72,333,511	+37%	-26%	944,471,924	+40%
Avg Daily Vol	3,616,676	+37%	-22%	3,762,836	+40%
Equity	37,185,637	+19%	-24%	500,964,713	+28%
Index & ETF	35,146,526	+63%	-27%	443,497,084	+56%
ETF (only)	19,808,698	+128%	-19%	212,979,241	+68%
Open Interest	277,987,145	+23%	-7%	277,987,145	+23%

CBOE’s 2007 Market Share Of Total Industry Volume: 33%

In 2007, CBOE handled approximately one-third of all industry volume, more than any other U.S. options exchange.  In equity options, CBOE’s market share of 25.7% dipped slightly from 2006’s 26.1%, while in multiply-listed index and exchange traded fund options, CBOE’s market share for the year was 36.7%, also a fractional decline from 2006.

CBOE Market Share	Dec 2007 Market Share	% Change vs Dec 2006	% Change vs Nov 2007	2007 Total Market Share	% Change vs 2006
Exchange	30.5%	-0.7%	-0.8%	33.0%	-0.3%
Equity	23.5%	-1.0%	-1.1%	25.7%	-0.4%
Index & ETF (multiple listings only)	33.2%	-5.0%.	+1.9%	36.7%	-0.6%

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Numerous Yearly Trading Records Set In Index and ETF Products,

CBOE Volatility Index Experiences Biggest Yearly Percentage Move In History,

Seat Prices Reach New All-Time High Of $3.150 Million, Rise 74% On The Year

•                  Several individual index and ETF options set new volume records at CBOE during 2007, including:

Product	New Record	Old Record
S&P 500 Index (SPX)	158,084,691	104,312,673(2006)
CBOE Volatility Index (VIX)	23,388,366	5,050,638(2006)
Standard & Poor’s Depositary Receipts (SPY)	49,195,190	24,134,052(2006)
PowerShares QQQ Trust (QQQQ)	43,215,491	32,628,165(2004)
Russell 2000 Index (RUT)	8,122,116	2,156,819(2006)
iShares Russell 2000 Index Fund (IWM)	75,801,621	44,905,725(2006)

•                  Eighteen of the twenty busiest single trading days in CBOE’s 34-year history occurred during 2007, including the all-time busiest single day — 9,244,732 contracts traded on August 16, 2007.

•                  During 2007, trading in several index and ETF products logged significant volume gains over the previous year, including options on:  the Russell 2000 Index (RUT), +277%; Standard & Poor’s Despositary Receipts (SPY), +104%; iShares MSCI Emerging Markets Index (EEM), +503%; Financial Select SPDR (XLF), +723%; and iShares FTSE/Xinhua China Index Fund (FXI), +2975%.

•                  The CBOE Volatility Index (VIX) experienced its biggest percentage move ever in a calendar year during 2007, rising 94.6% during the year, from 11.56 at the close of trading on December 31, 2006 to 22.50 at the close of trading on December 31, 2007.  Previously, the largest percentage move from the beginning of a year to the end of a year was the 67.1% increase during 1996.  By comparison, in 2006, VIX declined 4.2% from the beginning of the year to the end, and in 2005, VIX fell 9.2% from the beginning of the year to the end.  The CBOE Volatility Index is derived from real-time S&P 500 Index (SPX) options prices and is designed to reflect investors’ consensus view of expected near-term stock market volatility over the next 30 days and is often referred to as the “market’s fear gauge.”

•                  Trading in VIX options continued its phenomenal growth in 2007 as a total of 23,388,366 contracts traded during the year, an increase of 363% over the 5,050,638 contracts traded during 2006.  Average daily volume jumped from 23,491 contracts in 2006 to 93,181 contracts in 2007.  Options on VIX, launched in February 2006, already rank as CBOE’s second most-actively traded index option and have been the most successful new product launch in CBOE history.

•                  A CBOE membership, or seat, traded at a new all-time high price of $3,150,000 on Tuesday, December 11, surpassing the previous record of $3,050,000, which was set on Monday, November 19.  On the year, there were a total of 101 seat sales (compared to 111 in 2006), including 21 at new record highs.  Over the course of 2007, CBOE seat prices rose 74% — from $1,800,000 on January 10 (the first seat sale of the year) to $3,125,000 on December 24 (the last seat sale of the year).

•                  Volume at the CBOE Futures Exchange (CFE) was a record 1,136,295 contracts traded during 2007, an increase of 138% over 2006’s volume of 478,424 contracts.  Average daily volume was 4,527 contracts, compared to 1,906 contracts per day in 2006.  Open interest stood at 59,131 contracts at year’s end, an increase of 65% over the 35,751 contracts from the end of 2006.  Volume in CBOE Volatility Index (ticker VX) futures was a record 1,046,475 contracts traded, up 141% versus the 434,478 contracts traded in 2006.

•                  In its first year of trading, volume at the CBOE Stock Exchange (CBSX) totaled 1,110,904,660 shares.  Average daily volume at CBSX was 4,830,020 shares per day.  CBSX launched on March 5, 2007.

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CBOE Individual Index Volume Figures For December and Year-End 2007

Symbol	Product	Dec 2007 Volume	% Change vs Dec 06	% Change vs Nov 07	2007 Total Volume	% Change vs 2006
SPX	S&P 500 Index	10,549,125	+16%	-33%	158,084,691 New Record	+52%
VIX	CBOE Volatility Index (options)	1,281,803	+128%	-58%	23,388,366 New Record	+363%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	4,816,580	+190%	-18%	49,195,190 New Record	+104%
XSP	Mini-S&P 500 Index	174,690	-14%	-26%	1,535,570	-13%
OEX	S&P 100 Index (American-Style Exercise)	865,911	-20%	-39%	14,908,116	-13%
XEO	S&P 100 Index (European-Style Exercise)	182,220	-20%	-18%	2,836,627	-23%
DJX	Dow Jones Industrial Average	336,424	-27%	-52%	7,770,015	+1%
DIA	DIAMONDS Trust, Series 1	642,583	+61%	+3%	7,965,019	-3%
NDX	Nasdaq-100 Index	419,438	-21%	-7%	7,357,166	-5%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	347,657	+3%	-32%	4,577,696	-12%
VXN	CBOE Nasdaq-100 Volatility Index (options)	682	——	-81%	4,639	——
QQQQ	PowerShares QQQ Trust	3,315,135	+54%	-44%	43,215,491 New Record	+36%
RUT	Russell 2000 Index	1,006,633	+411%	-12%	8,122,116 New Record	+277%
RVX	CBOE Russell 2000 Volatility Index (options)	5,801	——	-55%	32,502	——
IWM	iShares Russell 2000 Index Fund	5,904,260	+89%	-25%	75,801,621 New Record	+69%
SMH	Semiconductor HOLDRs Trust	38,431	-73%	-29%	1,527,197	-32%
OIH	Oil Services HOLDRs Trust	182,062	-21%	-35%	3,503,127	+14%
EEM	iShares MSCI Emerging Markets Index	1,594,319	+1227%	+70%	7,807,094	+503%
XLF	Financial Select SPDR	970,962	+2133%	-23%	6,768,699	+723%
XLE	Energy Select SPDR	249,666	+14%	-2%	3,182,532	-31%
FXI	iShares FTSE/Xinhua China Index Fund	389,425	+1342%	+130%	1,448,313	+2975%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

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CBOE Media Contacts:		Analyst Contact:
Debbie Baratz	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
baratz@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq(®), Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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